AP 3/7

15047477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200
(No. and Street)

ROSLYN HEIGHTS (City) NY (State) 11577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR PESNER 516-621-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAS, LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH, 3RD FLOOR, NEW YORK, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 3/10/15

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.R. HERZIG & CO., INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2018

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.R. HERZIG & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-12
SUPPLEMENTAL SCHEDULE:	
SCHEDULE I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13-14
SCHEDULE II – Statement on Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
SCHEDULE III – Subordinated Borrowings	14
INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3:	
Report of Independent Registered Public Accounting Firm	15
Exemption Report	16
INFORMATION REGARDING SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT:	
Independent Accountant's Agreed-Upon Procedures Report on Schedule of SIPC Assessment and Payments (Form SIPC-7)	17

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 201

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: P.R. HERZIG & CO., INC. [13]

SEC FILE NO.: 8-22589 [14]

FIRM I.D. NO.: 2185 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200 [20]
(No. and Street)

ROSLYN HEIGHTS [21] (City) NY [22] (State) 11577 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/14 [24]

AND ENDING (MM/DD/YY): 12/31/14 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

ARTHUR PESNER [30] 516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th, day of February 20 15

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MBAF CPAS, LLC [70]

ADDRESS

440 PARK AVENUE SOUTH [71]	NEW YORK [72]	NY [73]	10016 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Stockholders
P.R. Herzig & Co., Inc.

We have audited the accompanying financial statements of P.R. Herzig & Co., Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. P.R. Herzig & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information contained in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information contained in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the

supplemental information contained in Schedules I, II, and III, we evaluated whether the supplemental information contained in Schedules I, II, and III, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
February 26, 2015

P.R. HERZIG & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets:		
Cash	$	110,028
Securities owned, at fair value		1,056,035
Receivable from broker		277,598
Prepaid taxes and expenses		1,898
Deposit with clearing organization		25,000
Property and equipment, net		3,869
Total Assets	**$**	**1,474,428**
Liabilities and Stockholders' Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	33,000
Total Liabilities		33,000
Stockholders' Equity:		
Common stock, authorized 500 shares no par value; 200 shares issued and 198 shares outstanding		100,000
Retained earnings		1,371,428
		1,471,428
Less: Treasury stock, at cost, 2 shares		(30,000)
Total Stockholders' Equity		1,441,428
Total Liabilities and Stockholders' Equity	**$**	**1,474,428**

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2014	
Revenues:	
Customers' accounts,net	$ 1,071,652
Trading accounts	(277,952)
	793,700
Expenses:	
Officers' salaries and operating expenses	1,142,193
	1,142,193
Net loss before income tax expense	(348,493)
Income tax expense	2,377
Net loss	**$ (350,870)**

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2014

	Common Stock			Treasury Stock		
	No. of Shares	Amount	Retained Earnings	No. of Shares	Amount	Total
Balance, January 1, 2014	198	$ 100,000	$ 1,821,298	2	$ (30,000)	$ 1,891,298
Net loss	-	-	(350,870)	-	-	(350,870)
Dividends paid	-	-	(99,000)	-	-	(99,000)
Balance, December 31, 2014	**198**	**$ 100,000**	**$ 1,371,428**	**2**	**$ (30,000)**	**$ 1,441,428**

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (350,870)
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation and amortization	10,747
Changes in operating assets and liabilities:	
Securities owned, at fair value	347,398
Prepaid taxes and expenses	7,418
Receivable from broker	153,191
Accounts payable and accrued expenses	(6,500)
Net cash provided by operations	161,384
Cash flows from investing activities:	
Acquisition of property and equipment	(1,704)
Net cash used in investing activities	(1,704)
Cash flows from financing activities:	
Dividends paid	(99,000)
Net cash used in financing activities	(99,000)
Net increase in cash	60,680
Cash, beginning of year	49,348
Cash, end of year	**$ 110,028**

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Income taxes	$ 2,278

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION SUMMARY:

Organization

P.R. Herzig & Co., Inc. (the "Company") was incorporated in New York State on November 2, 1977. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company provides both advisory as well as managed portfolio services to high net worth sophisticated individual investors and institutions based primarily in the New York Metropolitan area.

2. SIGNIFICANT ACCOUNTING POLICIES:

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Commission income is recorded on a settlement date basis, which approximates trade date basis. Unrealized gains and losses are recorded within trading activities.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Impairment

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss. No impairment losses were required to be recognized for the year ended December 31, 2014.

Investments and Security Transactions

Investments are recorded at fair market value based upon quoted market prices. Security transactions are recorded on a settlement date basis, which approximates trade date basis. At times, the Company buys securities on margin. Unrealized appreciation and depreciation is reflected in income currently. Money market funds are included in securities owned on the accompanying Statement of Financial Condition.

Fair Value Measurements - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable units be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about inputs market participants used at the measurement date. The fair value hierarchy is categorized into three levels based on inputs as follows:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Level 3 assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in the standards. The three valuation techniques are as follows:

• Market approach - Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

• Cost approach - Amount that would be required to replace the service capacity of an asset (i.e. replacement cost); and

• Income approach - Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models and lattice models).

All of the Company's investments are deemed to be classified as trading securities.

Clearing Arrangements
The Company has a clearing agreement with Pershing LLC ("Pershing") to provide execution and clearing services, on proprietary trades and on behalf of its customers, on a fully disclosed basis. The Company promptly transmits all funds and delivers all securities to the clearing broker; the Company does not hold funds or securities for, or owe money or securities to, customers. All customer records and accounts are maintained by Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $25,000 in the clearing organization.

Treasury Stock
Treasury stock is recorded at cost.

Income Taxes
The Company is subject to taxation as a corporation for federal and state purposes. Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

The accounting standard for accounting for uncertainty in income taxes prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with the accounting standard on accounting for uncertain tax positions. When applicable, the Company classifies interest and penalties on underpayments of income tax as miscellaneous expense.

The Company files income tax returns in the U.S. and New York State. With few exceptions, the Company is no longer subject to income tax examinations for New York State income taxes or for federal income taxes before 2011.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Revenue From Contracts With Customers
In May 2014, the FASB issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2016 and in interim periods in annual periods beginning after December 15, 2016. Early application is not permitted. The Company is currently evaluating the effect the update will have on its financial statements.

3. FAIR VALUE MEASUREMENTS:

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

	Fair market value			
	Total	Level 1	Level 2	Level 3
Equity securities owned				
Energy services	$ 21,371	$ 21,371	$ -	$ -
Oil and gas	303,860	303,860	-	-
Metals and mining	28,350	28,350	-	-
Restaurants and leisure	20	20	-	-
Beverages, food, and tobacco	451,262	451,262	-	-
Total equity securities	804,863	804,863	-	-
Money market funds	251,172	251,172	-	-
Total securities	$ 1,056,035	$ 1,056,035	$ -	$ -

The Company's equity securities are recorded at fair value using quoted prices from the clearing broker directly from the listed exchange. The money market funds consist of a Federated money market fund that is valued at one dollar per share. The Company had a net unrealized holding loss on trading securities of $902,959 in 2014.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Company's Statement of Financial Condition and Statements of Operations.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital, as determined pursuant to SEC Rule 15c3-1, of $1,257,015 which was $1,157,015 in excess of the required $100,000. The Company's net capital ratio was approximately 0.03 to 1.00.

5. RISKS AND UNCERTAINTIES:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not

sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary.

6. INCOME TAXES:

The income tax expense for the year ended December 31, 2014 consist of the following:

		2014
Current tax expense:		
Federal	$	99
State		2,278
Income tax expense	$	2,377

The Company had approximately $37,000 in capital loss carryforwards available at December 31, 2014. As of December 31, 2014, the Company had available net operating loss carryforwards of approximately $256,000. Additionally in 2014, the Company reported unrealized losses of approximately $903,000. The unrealized and carryforward losses resulted in a deferred tax asset of $251,529 at December 31, 2014, which was offset fully by a valuation allowance. The amount of the valuation allowance, however, could be reduced in the near term if estimates of future benefits based on subsequently available evidence, are expected to be realized.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

		2014
Deferred tax assets:		
Capital loss carryforward	$	7,731
Net unrealized loss		189,937
Net operating loss carryforward		53,861
Valuation allowance		(251,529)
Total deferred tax asset	$	-

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the fiscal year ended December 31, 2014. However, the Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns and

that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

7. PROPERTY AND EQUIPMENT, NET:

Property and equipment, net, at cost, consists of the following at December 31,:

	2014	Estimated Useful Lives
Furniture and equipment	$ 37,912	5-7 years
Leasehold improvements	30,706	39 years
	68,618	
Less: accumulated depreciation and amortization	(64,749)	
	$ 3,869	

Depreciation and amortization expense for the year ended December 31, 2014 was $10,747.

8. COMMITMENTS AND CONTINGENCIES:

Leases

In 2002, the Company entered into a lease with a renewal option for space in Roslyn Heights, New York. The Company exercised its option to extend the lease through March 31, 2015. The future minimum lease payments are $30,058 in 2015. The rent expense was $118,053 in 2014.

Profit Sharing Plan

The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2014, there were no contributions to the profit-sharing plan.

8. SUBSEQUENT EVENTS:

The Company evaluated subsequent events through the date the financial statements were issued. There were no subsequent events that required recognition or disclosure.

For the year ended December 31, 2014

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders' Equity		$ 1,441,428
Less: Nonallowable assets:		
Property and equipment, net	$ 3,869	
Petty cash	223	
Prepaid taxes and expenses	1,898	
		(5,990)
		1,435,438
Less: Blockage		-
Less: Haircuts on securities:		
15% of market value of equity securities long	$ 120,729	
2% of market value of money market funds	5,024	
Undue concentration	52,670	
		178,423
Net Capital		$ 1,257,015
Aggregate indebtedness		$ 33,000
Percentage of aggregate indebtedness to net capital	2.63%	
Note:		
Net capital as computed above		$ 1,257,015
Net capital per unaudited Focus Report		1,257,015
Variance		$ -

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

For the year ended December 31, 2014

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1 The Company's minimum capital requirement is $2,200 or	$ 100,000
2 The excess net capital at December 31, 2014 is computed as follows:	
Net Capital per Page 13 of the Annual Report	$ 1,257,015
Less: Minimum Capital Requirement	100,000
Excess Net Capital - December 31, 2014	$ 1,157,015

3 There are no financial instruments with concentration of credit risk.

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SCHEDULE III
SUBORDINATED BORROWINGS

As of December 31, 2014 and during the year then ended, the Company did not have any subordinated borrowings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Stockholders
P. R. Herzig & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) P.R. Herzig & Co., Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC

New York, NY
February 26, 2015

P.R. HERZIG & CO., INC.
Exemption Report

P.R. Herzig & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

P.R. Herzig & Co., Inc.

I, Thomas Herzig, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: President

February 26, 2015

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Officers and Stockholders
P.R. Herzig & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by P.R. Herzig & Co., Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating P.R. Herzig & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. P.R. Herzig & Co., Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check Number	Payee	Amount
July 2014	17622	SIPC	$1,380
January 2015	17754	SIPC	$1,319

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with FOCUS reports, general ledger and financial statements from January 1, 2014 to December 31, 2014, noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

MBAF CPAs
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | T 212 576 1400 F 212 576 1414 | www.mbafcpa.com
VALHALLA 400 Columbus Avenue, Suite 200E, Valhalla NY 10595 | T 914 741 0800 F 914 741 1034 | www.mbafcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 26, 2015

BERNARD KATZ & Co., P.C.

Certified Public Accountants

One Mayfair Road/One Michael Frey Dr.
Eastchester, N.Y. 10709
Tel: (914) 779-7555
Fax: (914) 779-0024
e-mail: cpa@bkatzcopc.com

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH, D.C. 201 SECTION

Board of Directors
P.R. Herzig & Co., Inc.
Roslyn Heights, NY 11577

We have examined P.R. Herzig & Co., Inc.'s compliance with the anti-money laundering requirements of the USA Patriot Act and the related FINRA Rule 3310 during the year ended December 31, 2014. Management is responsible for P.R. Herzig & Co., Inc.'s compliance with those requirements. Our responsibility is to express an opinion on P.R. Herzig & Co., Inc's compliance based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about P.R. Herzig & Co., Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on P.R. Herzig & Co., Inc.'s compliance with specified requirements.

In our opinion, P.R. Herzig & Co., Inc complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2014.

Bernard Katz & Co., P.C.

Eastchester, NY
February 17, 2015